UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                     American Mobile Satellite Corporation
                     -------------------------------------
                               (Name of Issuer)

                          Common Stock $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                  02755R 10 3
                                --------------
                                (CUSIP Number)

   Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
      31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                            (011) (65) 838-2201 */
   --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 27, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/With a copy to: Phillip L. Spector, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036, (202) 223-7340.

                             SCHEDULE 13D


CUSIP NO.  301601 10 0                           Page 2 of 19 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Singapore Telecommunications Limited

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [ ]
                                                                     (B) [X]
3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of Singapore


NUMBER OF    7        SOLE VOTING POWER:  4,106,546 shares
SHARES
BENEFICIALLY
OWNED BY
EACH         8        SHARED VOTING POWER:  0 shares
REPORTING
PERSON
WITH
             9        SOLE DISPOSITIVE POWER:  4,106,546 shares



             10       SHARED DISPOSITIVE POWER:  0 shares



11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,106,546 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.5%

14           TYPE OF REPORTING PERSON

             CO

                        SCHEDULE 13D



CUSIP NO.  301601 10 0                                  Page 3 of 19 Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Temasek Holdings (Private) Limited

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [ ]
                                                                       (B) [X]
3            SEC USE ONLY

4            SOURCE OF FUNDS

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of Singapore


NUMBER OF    7       SOLE VOTING POWER:  4,106,546 shares
SHARES
BENEFICIALLY
OWNED BY
EACH         8       SHARED VOTING POWER:  0 shares
REPORTING
PERSON
WITH
             9       SOLE DISPOSITIVE POWER:  4,106,546 shares



             10      SHARED DISPOSITIVE POWER:  0 shares


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,106,546 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.5%

14           TYPE OF REPORTING PERSON

             HC

              AMENDED AND RESTATED SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

          This statement relates to shares of Common Stock $0.01 par value ("Common Stock") of American Mobile Satellite Corporation (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 10802 Parkridge Boulevard, Reston, Virginia 22091.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Singapore Telecommunications Limited ("Singapore Telecom") and Temasek Holdings (Private) Limited ("Temasek"), both of which are Singapore corporations. (Singapore Telecom and Temasek are collectively referred to herein as the "Reporting Persons".) Singapore Telecom is approximately 88% owned by Temasek, with the remaining 12% owned by members of the public. Temasek is wholly owned by the Government of Singapore.

          Singapore Telecom is principally engaged in the business of operating and providing telecommunications systems and services. The address of its principal business and principal office is 31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore.

          Temasek is an investment holding company of the Government of Singapore, with holdings in a broad range of industry sectors. The address of its principal business and principal office is 8 Shenton Way, #38-03 Treasury Building, Singapore 068811, Republic of Singapore.

          Schedules I and II attached hereto list each executive officer and director of Singapore Telecom and Temasek, respectively, and the business address, present principal occupation or employment, and citizenship of each such executive officer and director, as well as the name and address of any corporation or other organization in which such employment is conducted.

          Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules I and II has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules I and II has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Prior to November 1992, all of Singapore Telecom's holdings of Common Stock were held indirectly through Mtel Space Technologies, L.P. ("Mtel L.P."), a Delaware partnership in which Singapore Telecom's legal predecessor was a limited partner until November 1992.{1} The sole assets of Mtel L.P. were shares of Common Stock. Singapore Telecom provided funds to Mtel L.P. both by purchasing limited partnership units in Mtel L.P. ("Mtel LPUs")and by purchasing convertible debentures issued by Mtel L.P. (the "Mtel Convertible Debentures"). The Mtel Convertible Debentures were, subject to certain conditions, convertible into Mtel LPUs which, upon conversion, were to be redeemed immediately for shares of Common Stock held of record by Mtel L.P.

          At the time Mtel L.P. was restructured in November 1992, Singapore Telecom had contributed $6,667,000 to Mtel L.P. through the purchase of Mtel LPUs and had loaned Mtel L.P. $24,266,355 through the purchase of Mtel Convertible Debentures. All such funds came from the working capital of Singapore Telecom.

          As part of the Mtel L.P. restructuring, all Mtel LPUs held by Singapore Telecom were redeemed for shares of Common Stock, and a portion of the Mtel Convertible Debentures held by Singapore Telecom were converted. After the restructuring, Singapore Telecom held directly 467,810 shares of Common Stock (equivalent to 1,116,363 shares of Common Stock after the December 1993 stock split by the Issuer). In addition, Singapore Telecom continued to hold $14,660,015 principal amount of Mtel Convertible Debentures that, upon conversion into Mtel LPUs, were to be redeemed immediately by Mtel L.P. for 318,841 shares (760,869 post-split shares) of Common Stock held of record by Mtel L.P.

          On December 20, 1993, Singapore Telecom engaged in the transactions that required the filing of an initial statement on
Schedule 13D. On that date, Singapore Telecom purchased from the Issuer 911,854 shares of Common Stock for

---------------------------------------------

{1/}In April 1992, pursuant to the Telecommunication Authority of Singapore Act 1992, Singapore Telecom became the successor in interest to telecommunications businesses owned by the Telecommunication Authority of Singapore (which continues to exercise regulatory oversight over those businesses). Unless otherwise indicated by the context, "Singapore Telecom" will be used to refer both to Singapore Telecommunications Limited and to its legal predecessor.

a cash purchase price of $18 million. The funds used to make this purchase came from the working capital of Singapore Telecom.

          On that same date, 1,317,460 shares were issued to Singapore Telecom by the Issuer upon conversion by Singapore Telecom of $27,666,677 principal amount of subordinated convertible notes previously issued by the Issuer to Singapore Telecom. The Singapore Telecom funds loaned to the Issuer in connection with such convertible notes ($20 million in August 1992 and $7,666,667 in October 1993) came from the working capital of Singapore Telecom.

          Earlier this month, Singapore Telecom delivered to Mtel L.P. a notice of conversion with respect to the remaining Mtel Convertible Debentures. Upon conversion, Singapore Telecom received 8451.71 Mtel LPUs that, as noted above, were to be redeemed immediately by Mtel L.P. in exchange for 760,869 shares of Common Stock held of record by Mtel L.P. Singapore Telecom subsequently delivered to Mtel L.P. the representations, warranties, and opinions of counsel necessary for Mtel L.P. to effectuate the redemption (and thereby to transfer the 760,869 shares of Common Stock to Singapore Telecom), pursuant to the terms of the American Mobile Satellite Corporation Amended and Restated Stockholders' Agreement dated December 1, 1993 (the "AMSC Stockholders' Agreement"). On December 27, 1995, Mtel L.P. redeemed the 8451.71 Mtel LPUs and directed AMSC to transfer the 760,869 shares of Common Stock to Singapore Telecom (effective as of that date).

          To the best knowledge of the Reporting Persons, the funds used by the persons listed in Schedules I and II to purchase the shares of Common Stock specified in Item 5 below came from personal savings of such persons.

ITEM 4.   PURPOSE OF TRANSACTION

          The shares of Common Stock held by Singapore Telecom were acquired for investment purposes, and continue to be held for such purposes. Pursuant to the cumulative voting rights that exist under the Issuer's Certificate of Incorporation with respect to the election of the Issuer's board of directors, and pursuant to the rights that exist under the Stockholders' Agreement (described in Item 6 below) with respect to appointing directors to the executive committee of the Issuer's board of directors, Singapore Telecom presently has the power to designate, and has designated, two representatives on the Issuer's board of directors and one representative on the Issuer's executive committee. Singapore Telecom representatives also participate on other committees of the Issuer's board of directors.

          The ability of Singapore Telecom to acquire or dispose of shares of Common Stock is limited to some degree by certain agreements, as described under Item 6 below. Subject to such agreements, the Reporting Persons may, from time to time, make additional purchases of Common Stock of the Issuer either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock of the Issuer, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, regulatory approvals or restrictions, and other factors.
The Reporting Persons may purchase Common Stock pursuant to the Right of First Offer Agreement identified in Item 6, or in response to purchases of, tender offers for, or any contractual arrangements to purchase, Common Stock by or among other holders of Common Stock or other third parties. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock of the Issuer.

          Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

(j)  any action similar to any of those enumerated above.

          The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

          To the best knowledge of the Reporting Persons, all shares identified in Item 5 below as beneficially owned by persons listed in Schedules I and II were acquired by such persons for investment purposes. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Singapore Telecom owns beneficially 4,106,546 shares of Common Stock of the Issuer, and will own of record that same number of shares of Common Stock as soon as the formal transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom is concluded. Temasek may be deemed to be the beneficial owner of those 4,106,546 shares of Common Stock by reason of its ownership stake in Singapore Telecom. Such shares constitute approximately 16.5% of the Common Stock of the Issuer outstanding as of September 30, 1995 (based upon the information set forth in the Issuer's Form 10-Q dated November 14, 1995).

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock of the Issuer, except as set forth in the table below:


    NAME OF
BENEFICIAL OWNER                  NUMBER OF SHARES              PERCENTAGE

Lim Ho Kee                              5,000                       */

Lim Toon                                2,000                       */

Raphael Leong Sai Mooi                  1,000                       */

Chua Sock Koong                         5,000                       */

*/   Less than 0.1%


          The Reporting Persons may be deemed to comprise a group
(within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of the agreements described in Item 6 below: (1) Hughes Communications Satellite Services, Inc. ("Hughes"); and (2) Space Technologies Investments ("Investments") and the following affiliates of Investments: Transit Communications, Inc., Satellite Mobile Telephone Company, L.P., and Satellite Communications Investments Corporation (collectively with Investments, the "AT&T Entities").{2}

          The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock of the Issuer held by Hughes and the AT&T Entities, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that either of them is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by Hughes or the AT&T Entities.

          Based upon the information set forth in the Issuer's Proxy Statement dated March 31, 1995 and the Issuer's Form 10-Q dated November 14, 1995, and upon additional information received from the Issuer, the Reporting Persons believe that Hughes and the AT&T Entities beneficially own the number of shares of Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the outstanding Common Stock of the Issuer set forth in the table:



-------------------------------------------------------

{2/}Prior to the recent conversion of the remaining Mtel Convertible Debentures, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the following entities might also have been deemed to be part of such group: Mtel L.P., Mtel Space Technologies Corporation ("Mtel Corp.") (Mtel L.P.'s general partner), and Mtel Technologies, Inc. ("Mtel Corp. Affiliate") (Mtel L.P.'s limited partner) (collectively, the "Mtel Group").

NAME OF BENEFICIAL OWNER      NUMBER OF SHARES    PERCENTAGE


Hughes Communications
  Satellite Services, Inc.         6,666,622        26.73


Space Technologies
  Investments, Inc.{3}             1,855,539         7.19

Transit Communications, Inc.         681,818         2.64

Satellite Mobile Telephone
  Company, L.P.                      340,908         1.32

Satellite Communications
  Investments Corporation{3}       1,068,420         4.14
                                                   ------

     AT&T Entities as a Group                       15.28


(b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer owned by it of record and beneficially, subject to the effect of the agreements referred to in Item 6. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to have the power to direct the vote, or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by Singapore Telecom, subject to the effect of the agreements referred to in Item 6.

          To the best knowledge of the Reporting Persons, each of the persons listed in Schedule I or II has sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, the Common Stock of the Issuer beneficially owned by such person.


----------------------------------------------------------------
{3/}Reflects 649,347 shares of Common Stock issuable to Investments and 230,932 shares of Common Stock issuable to Satellite Communications Investments Corporation ("SCIC"), respectively, upon the exercise of certain warrants previously issued by the Issuer. These warrants are exercisable at any time through December 20, 1998, subject to restriction if such exercise would cause the Issuer's alien ownership level to exceed the level permitted under the Communications Act of 1934, as amended (the "Communications Act"). For the purpose of computing the percentage of the Common Stock of the Issuer owned by the AT&T Entities, these warrants were deemed to have been exercised and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

(c) As noted under Item 3 above, Singapore Telecom earlier this month delivered to Mtel L.P. a notice of conversion with respect to the remaining Mtel Convertible Debentures. Upon conversion, Singapore Telecom received 8451.71 Mtel LPUs that were to be redeemed immediately by Mtel L.P. in exchange for 760,869 shares of Common Stock held of record by Mtel L.P. Subsequently, Singapore Telecom delivered to Mtel L.P. the representations, warranties, and opinions of counsel necessary for Mtel L.P. to effectuate the redemption (and thereby to transfer the 760,869 shares of Common Stock to Singapore Telecom), pursuant to the terms of the AMSC Stockholders' Agreement. On December 27, 1995, Mtel L.P. redeemed the 8451.71 Mtel LPUs and directed AMSC to transfer the 760,869 shares of Common Stock to Singapore Telecom (effective as of that date). With conversion of the Mtel Convertible Debentures and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the price per share amounted to approximately $19.27.

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II has sold or purchased shares of Common Stock during the past sixty days, except as set forth in the table below. To the best knowledge of the Reporting Persons, all such transactions were effectuated on the open market.


                                             PRICE      SALE
                 DATE OF         NUMBER      PER        OR
NAME             TRANSACTION     OF SHARES   SHARE      PURCHASE


Keith A.K. Tay      12/1/95      2,500       $27.00     Sale



          The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the person identified in the above table.

          The Reporting Persons are not aware of transactions in shares of Common Stock that were effectuated by Hughes or the AT&T Entities during the past 60 days.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by the Reporting Persons.

(e)  Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER

          The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits hereto and incorporated herein by reference.

STOCKHOLDERS' AGREEMENT

          The Issuer, Singapore Telecom, Hughes, the AT&T Entities, the Mtel Group and all other holders of Common Stock of the Issuer as of December 1, 1993 are parties to the AMSC Stockholders' Agreement. The AMSC Stockholders' Agreement defines as a "Specified Stockholder" any Stockholder of the Issuer that is a party to the AMSC Stockholders' Agreement and, together with its affiliates, owns 5% or more of the outstanding shares of Common Stock. Based upon the information set forth in Item 5 above, each of Singapore Telecom, Hughes, and the AT&T Entities is a "Specified Stockholder."{4}

          In the AMSC Stockholders' Agreement, each Specified Stockholder agrees (a) not to vote to remove directors of the Issuer except for cause (as defined), and (b) not to elect a director of the Issuer who is not a citizen of the United States without first permitting Singapore Telecom to elect a director of the Issuer who is not a citizen of the United States, provided that at the time Singapore Telecom can cast sufficient cumulative votes to elect one director of the Issuer. In addition, each Specified Stockholder agrees to cause its representatives on the board of directors of the Issuer to appoint to the executive committee of the board of directors of the Issuer (a) two directors nominated by each of the two Specified Stockholders, or groups of Specified Stockholders consisting of affiliates of one another, holding of record at the time of determination the greatest number of shares of Common Stock, and (b) one director nominated by the Specified Stockholder, or group of Specified Stockholders consisting of affiliates of one another, holding of record at the time of determination the third greatest number of shares of Common Stock; provided that (i) the Specified Stockholder, or group of Specified Stockholders, making such nomination holds of record at least 12% of the issued and outstanding Common Stock until the occurrence of certain events, and thereafter 15% of the issued and outstanding Common Stock, and (ii) each Specified Stockholder agrees, during the period that any single Specified Stockholder, or group of Specified Stockholders consisting of affiliates of one another, holds

----------------------------------------------------------------------

{4/}Prior to the recent conversion of the remaining Mtel Convertible Debentures, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the Mtel Group owned in excess of 5% of the outstanding shares of Common Stock, and was therefore a "Specified Stockholder."

of record more than 50% of the issued and outstanding Common Stock, to cause its representatives on the board of directors of the Issuer to appoint to the executive committee of the board of directors of the Issuer those directors nominated by such Specified Stockholder or group of Specified Stockholders.

          Under the AMSC Stockholders' Agreement, Singapore Telecom and the Mtel Group are deemed to be "affiliates" of each other for the purpose of determining whether as a group they are one of the three largest holders of record of Common Stock and whether as a group they hold greater than the required minimum percentage of Common Stock under clause (i) of the preceding sentence; but they are not deemed to be affiliates of one another for the purpose of determining their relative ranking in holdings of Common Stock among the three largest groups of Specified Stockholders. Although Singapore Telecom and the Mtel Group are deemed to be part of a single group for the limited purposes described in the preceding sentence, the Agreement does not require Singapore Telecom and the Mtel Group to cooperate in the selection of any nominee or nominees to the executive committee of the Issuer's board of directors. Instead, the Agreement provides that whichever one of them holds of record the larger amount of Common Stock is entitled to make such nomination or nominations for their group. (Article Nine)

          The AMSC Stockholders' Agreement requires each Specified Stockholder to dispose of its shares of Common Stock if the continued holding of such shares by such Specified Stockholder would prevent the Issuer from engaging in any material part of the business of providing mobile satellite services or digital audio radio services and, if such sale does not occur, the Issuer has the option to purchase shares of Common Stock from such Specified Stockholder for one dollar per share. (Article Seven)

          A Specified Stockholder may also be required to dispose of shares of Common Stock of the Issuer in certain circumstances relating to
(a) an increase in the level of alien ownership in such Specified Stockholder or (b) an increase in the level of alien ownership in the Issuer as a result of certain actions taken by such Specified Stockholder, which increases would cause a violation by the Issuer of the restrictions on alien ownership contained in Section 310 of the Communications Act and the related regulations and policies of the Federal Communications Commission. If divestiture does not occur, and such action is necessary to prevent a material adverse effect on the Issuer (e.g., revocation of a material FCC license held by the Issuer or a subsidiary of the Issuer), the Issuer has the option, to the extent necessary to establish compliance, to purchase shares of Common Stock from such Specified Stockholder for one dollar per share. (Article 8)

          Under the AMSC Stockholders' Agreement, shares of Common Stock may not be offered for sale, sold, or otherwise transferred other than pursuant to a registration statement or unless an exemption from the registration requirements of the Securities Act of 1933, as amended, is then available. (Section 2.3)

          The AMSC Stockholders' Agreement provides that shares of Common Stock now or hereafter held by any Specified Stockholder (other than shares that may be purchased by it in the open market) may not be transferred by it to any person that would, after giving effect to the transfer, together with its affiliates, own in excess of 5% of the outstanding shares of Common Stock, unless such transferee first becomes a party to the Agreement and makes certain representations and warranties to the Issuer and the other Specified Stockholders. (Section 2.3 and Articles Five and Six)

          The AMSC Stockholders' Agreement grants each of the holders of Common Stock party thereto certain demand and piggy-back registration rights. (Article Ten)

          Each Specified Stockholder has agreed in the AMSC Stockholders' Agreement to vote all of the shares of Common Stock held by it in a manner not inconsistent with the terms and provisions of the Agreement. (Section 2.1)

          The AMSC Stockholders' Agreement may be terminated by the affirmative vote of the holders of three-fourths of the issued and outstanding shares of Common Stock held by holders of Common Stock party to the Agreement. (Section 2.1)

RIGHT OF FIRST OFFER AGREEMENT

          The Issuer, Singapore Telecom, Hughes, the AT&T Entities, and the Mtel Group are parties to a Right of First Offer Agreement ("ROFA") dated November 30, 1993, pursuant to which each party thereto (other than the Issuer) (a) granted to each of the other parties (other than the Issuer), until September 30, 2003, a right of first offer with respect to the shares of Common Stock, and securities exercisable or convertible into shares of Common Stock, now or hereafter held by such party (excluding shares of Common Stock acquired by such party in the open market, and subject to certain other exceptions), and (b) agreed to terminate the Investment Agreement dated January 21, 1991 among the holders of Common Stock party to the ROFA (or their predecessors in interest), pursuant to which the parties had granted each other certain rights of first refusal in certain circumstances with respect to the shares of Common Stock held by them.{5}

---------------------------------------------------------------------
{5/}Since the conversion of the remaining Mtel Convertible Debentures and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom causes the collective holding of shares of Common Stock by the Mtel Group to drop below 5%, the Mtel Group is no longer entitled to purchase shares of Common Stock from other parties under the ROFA.

LETTER AGREEMENT

          The Issuer, Singapore Telecom, Hughes, Investments, and Mtel Corp. are parties to a letter agreement dated October 11, 1993 (the "Letter Agreement"). Pursuant to the Letter Agreement, each of Singapore Telecom, Investments, and Mtel Corp. (each, a "Party") was given the opportunity by the Issuer to purchase shares of Common Stock from the Issuer, on a pro rata basis (based upon the number of shares of Common Stock held by such Party and its affiliates relative to the number of shares of Common Stock held by other Parties and their affiliates), concurrent with and conditioned upon the consummation of the Issuer's initial public offering of shares of Common Stock ("IPO"), at a per share price equal to 94% of the per share price to the public (before deducting underwriting discounts and commissions). (Paragraph 2) (The consummation of the IPO occurred on December 20, 1993.)

          The Issuer agreed in the Letter Agreement not to, prior to the third anniversary of the consummation of the IPO, (a) amend Article Fifth or Sixth of its Certificate of Incorporation (relating to election of directors and requisite Stockholder approval for certain actions) or include any provision inconsistent therewith in such Certificate of Incorporation or the Issuer's bylaws, (b) amend its Certificate of Incorporation or bylaws to include any provisions, or otherwise enter into any contractual arrangement with any person or entity, which are "anti-takeover" in nature or which otherwise limit or impair the ability of any person or entity to acquire shares of Common Stock, the rights of any Stockholder (except as specifically contemplated by the Letter Agreement) or the ability of a majority Stockholder to control the Issuer, (c) delete any provision of the Issuer's Certificate of Incorporation or bylaws if such deletion would have such effect, or (d) enter into any agreement to do any of the foregoing. (Paragraph 6)

          The Issuer also agreed in the Letter Agreement to obtain an agreement from the underwriters for the IPO not to give to any Party or its affiliates the opportunity to purchase shares of Common Stock from the underwriters in the IPO unless the same opportunity was given to all other Parties (and their affiliates), on a pro rata basis. Each Party agreed not to purchase shares of Common Stock from the underwriters in violation of the foregoing provisions. (Paragraph 4)

          The Issuer also agreed to cause the underwriters for the IPO to agree not to knowingly sell to any one person or entity and its affiliates or any group (as used in Section 13(d)(3) of the Act) (other than brokers and dealers) in the initial offering of the shares of Common Stock a number of shares of Common Stock that exceeded 15% of the aggregate number of shares sold in the IPO. (Paragraph 5)

          Each Party agreed in the Letter Agreement to vote its shares of Common Stock in favor of increasing the authorized share capital of the Issuer to permit the sale of shares of Common Stock in the IPO, subject to compliance in all material respects by the Issuer and the other Parties with the provisions of the Letter Agreement. (Paragraph 7)

HOLDBACK AGREEMENT

          Singapore Telecom entered into a Principal Stockholder Holdback and Waiver Agreement (the "Holdback Agreement") dated October 20, 1993 with Donaldson, Lufkin & Jenrette Securities ("DLJ"), as representative of the several underwriters for the IPO, pursuant to which Singapore Telecom agreed (a) not to sell shares of Common Stock prior to the expiration of 180 days from the date of the Prospectus dated December 13, 1993 (the "Prospectus"), other than to other parties to the Stockholders' Agreement, without the prior written consent of DLJ, and (b) to waive its registration rights under the Stockholders' Agreement for a period of 180 days after the date of the Prospectus.

MTEL PARTNERSHIP AGREEMENT

          Mtel Corp., Mtel Corp. Affiliate, and Singapore Telecom are parties to the Mtel Partnership Agreement. From November 18, 1992 (when Mtel L.P. was restructured) through December 8, 1995 (when Singapore Telecom redeemed the remaining Mtel Convertible Debentures), Mtel Corp. was the general partner of Mtel L.P., and Mtel Corp. Affiliate was the sole limited partner. Upon conversion of the Mtel Convertible Debentures, Singapore Telecom received Mtel LPUs, and thus became a limited partner for the brief period of time necessary for Mtel L.P. to effectuate redemption of these LPUs in exchange for the 760,869 shares of Common Stock held of record by Mtel L.P. (Sections 3.1 and 3.2 of the Mtel Partnership Agreement)

          The Mtel Partnership Agreement requires that, upon any conversion of the Mtel Convertible Debentures by Singapore Telecom, partnership units of Singapore Telecom on the one hand and Mtel Corp. and/or Mtel Corp. Affiliate on the other hand are to be redeemed by Mtel L.P. on a pro rata basis. The Mtel Partnership Agreement also provides that the Partnership will terminate upon the sale or other disposition of all shares of Common Stock held by Mtel L.P. Thus, the conversion in full of the Mtel Convertible Debentures leads to a complete distribution of all shares of Common Stock held by Mtel L.P., which in turn causes termination of the Partnership. (Sections 3.3 and 10.2 of the Mtel Partnership Agreement)

          Mtel L.P., Mtel Corp., and Singapore Telecom are also parties to the Amended and Restated Pledge and Voting Agreement dated November 18, 1992 ("Pledge and Voting Agreement"), which is appended to the Mtel Partnership Agreement. Under the terms of the Mtel Partnership Agreement, the Mtel Convertible Debentures, and the Pledge and Voting Agreement, the repayment of those Debentures was secured by the pledge to Singapore Telecom of the shares of Common Stock purchased by Mtel L.P. with the proceeds received from Singapore Telecom for the Debentures. Prior to the recent conversion by Singapore Telecom of the remaining Mtel Convertible Debentures, 999,545 shares of Common Stock held of record by Mtel L.P. were pledged to Singapore Telecom. Pursuant to the Pledge and Voting Agreement, upon conversion of the remaining Mtel Convertible Debentures, Singapore Telecom released its security interest in these pledged shares of Common Stock. (Section 3.5 of the Mtel Partnership Agreement; Section 8 of the Mtel Convertible Debentures; and
Sections 1.1, 1.2 and 4.4 of the Pledge and Voting Agreement)

          Under the Pledge and Voting Agreement, Singapore Telecom, Mtel Corp., and Mtel L.P. had also agreed to cooperate in certain matters related to (a) the election of directors to the Issuer's board of directors and (b) the appointment of directors to the executive committee of the Issuer's board of directors. These provisions of the Pledge and Voting Agreement terminated upon the conversion of the remaining Mtel Convertible Debentures by Singapore Telecom. (Article 5 of the Pledge and Voting Agreement)

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit I -- Joint Filing Agreement dated December 28, 1995

     Exhibit II -- Amended and Restated Stockholders' Agreement dated December 1, 1993

     Exhibit III -- Right of First Offer Agreement dated November 30,
     1993

     Exhibit IV -- Letter Agreement dated October 11, 1993

     Exhibit V -- Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993

     Exhibit VI -- Amended and Restated Limited Partnership Agreement of Mtel Space Technologies, L.P. dated November 18, 1992

SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         SINGAPORE TELECOMMUNICATIONS LTD.



                         By:/s/ Chia Choon Wei
                            -----------------------------
                            Name:  Chia Choon Wei
                            Title: Vice President

Dated: December 28, 1995


                         TEMASEK HOLDINGS (PRIVATE) LTD.



                         By:/s/ Janet Seow
                            -------------------------------
                            Name:  Janet Seow
                            Title: Company Secretary

Dated: December 28, 1995

                                  EXHIBIT INDEX


EXHIBIT
  NO.


Exhibit I                Joint Filing Agreement dated December 28, 1995

Exhibit II Amended and Restated Stockholders' Agreement dated December 1, 1993

Exhibit III              Right of First Offer Agreement
                         dated November 30, 1993

Exhibit IV               Letter Agreement dated October 11, 1993

Exhibit V Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993

Exhibit VI               Amended and Restated Limited Partnership
                         Agreement of Mtel Space Technologies, L.P.
                         dated November 18, 1992

                                      SCHEDULE I


                         SINGAPORE TELECOMMUNICATIONS LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS



                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Koh Boon Hwee  Board Member  Singapore Telecom     Executive Chairman          Singapore
                   Chairman      31 Exeter Road        Wuthelam Holdings Pte Ltd.
                                 Comcentre             298 Tiong Bahru Road
                                 Singapore 239732      #08-00 Tiong Bahru Plaza
                                                       Singapore 168730


Mr. Wong Hung Khim Board Member  Singapore Telecom     Chairman                    Singapore
                   Deputy        31 Exeter Road        Jurong Town Corporation
                   Chairman      Comcentre             321 Jurong Town Hall Road
                                 Singapore 239732      Singapore 609433


BG Lee Hsien Yang  Board Member  Singapore Telecom     President & CEO             Singapore
                   President     31 Exeter Road        Singapore Telecom
                   & CEO         Comcentre             31 Exeter Road
                                 Singapore 239732      Comcentre
                                                       Singapore 239732


Dr. Hong Hai       Board Member  Singapore Telecom     President & CEO             Singapore
                                 31 Exeter Road        Haw Par Brothers
                                 Comcentre               International Ltd.
                                 Singapore 239732      180 Clemenceau Avenue
                                                       #08-00 Haw Par Glass Tower
                                                       Singapore 239722


                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP

Mr. Liew Heng San  Board Member  Singapore Telecom     Deputy Secretary            Singapore
                                 31 Exeter Road        (Communications)
                                 Comcentre             Ministry of Communications
                                 Singapore 239732      #39-00 PSA Building
                                                       460 Alexandra Road
                                                       Singapore 119963


Mr. Lim Ho Kee     Board Member  Singapore Telecom     Executive Vice President    Singapore
                                 31 Exeter Road          & CEO
                                 Comcentre             (East Asia)
                                 Singapore 239732      Union Bank of Switzerland
                                                       80 Raffles Place
                                                       #36-00 UOB Plaza 1
                                                       Singapore 048624


Mr. Quek Poh Huat  Board Member  Singapore Telecom     President                   Singapore
                                 31 Exeter Road        Temasek Holdings Pte Ltd.
                                 Comcentre             8 Shenton Way
                                 Singapore 239732      #38-03 Treasury Building
                                                       Singapore 068811


Mr. Quek Tong Boon Board Member  Singapore Telecom     Director                    Singapore
                                 31 Exeter Road        Defence Materials
                                 Comcentre               Organization
                                 Singapore 239732      Ministry of Defence
                                                       18th Storey, Tower A
                                                       Defence Technology Towers
                                                       Depot Road
                                                       Singapore 109676

                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP

Mr. Keith Tay
Ah Kee             Board Member  Singapore Telecom     Asia Quest Associates       Singapore
                                 31 Exeter Road          Pte Ltd.
                                 Comcentre             30 Robinson Road
                                 Singapore 239732      #03-02A Robinson Towers
                                                       Singapore 048546


Mrs. Yu-Foo
Yee Shoon          Board Member  Singapore Telecom     Assistant Secretary         Singapore
                                 31 Exeter Road          General
                                 Comcentre             National Trades Union
                                 Singapore 239732        Congress
                                                       Trade Union House
                                                       Shenton Way
                                                       Singapore 068810


Mr. Lim Toon       Executive     Singapore Telecom     Executive Vice President    Singapore
                   Vice          31 Exeter Road        (International Network)
                   President     Comcentre             31 Exeter Road
                  (International Singapore 239732      Comcentre
                   Network)                            Singapore 239732


Mr. Raphael Leong  Executive     Singapore Telecom     Executive Vice President    Singapore
Sai Mooi           Vice          31 Exeter Road        (Local Services)
                   President     Comcentre             Singapore Telecom
                   (Local        Singapore 239732      31 Exeter Road
                   Services)                           Comcentre
                                                       Singapore 239732

                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP

Ms. Chua Sock
Koong              Senior Vice   Singapore Telecom     Senior Vice President       Singapore
                   President     31 Exeter Road        (Corporate Affairs
                   (Corporate    Comcentre               & Finance)
                   Affairs       Singapore 239732      Singapore Telecom
                   & Finance)                          31 Exeter Road
                                                       Comcentre
                                                       Singapore 239732


                                      SCHEDULE II

                          TEMASEK HOLDINGS (PRIVATE) LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS

                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Lee Ek Tieng   Board         Temasek Holdings      Managing Director, Monetary Singapore
                   Chairman      Pte Ltd.              Authority of Singapore
                                 8 Shenton Way         10 Shenton Way
                                 #38-03 Treasury Bldg  29th Floor MAS Building
                                 Singapore 068811      Singapore 079117


Mr. Ngiam Tong Dow Deputy Board  Temasek Holdings      Permanent Secretary         Singapore
                   Chairman      Pte Ltd.              Ministry of Finance
                   (ex-officio)  8 Shenton Way         Revenue/Budget Divisions
                                 #38-03 Treasury Bldg  8 Shenton Way
                                 Singapore 068811      #43-00 Treasury Bldg
                                                       Singapore 068811


Mr. Hwang Peng
Yuan               Deputy Board  Temasek Holdings      Deputy Chairman             Singapore
                   Chairman      Pte Ltd.              Temasek Holdings Pte Ltd.
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                 Singapore 068811      Singapore 068811




                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP

Mr. Lum Choong Wah Board Member  Temasek Holdings      Executive Chairman          Singapore
                                 Pte Ltd.              SNP Corporation Ltd.
                                 8 Shenton Way         303 Upper Serangoon Road
                                 #38-03 Treasury Bldg  Singapore 347692
                                 Singapore 068811


Dr. Andrew Chew    Board Member  Temasek Holdings      Chairman                    Singapore
Guan Khuan                       Pte Ltd.              Central Provident Fund
                                 8 Shenton Way         Board
                                 #38-03 Treasury Bldg  CPF Building
                                 Singapore 068811      79 Robinson Road
                                                       Singapore 068897


Mr. Fock Siew Wah  Board Member  Temasek Holdings      Chairman                    Singapore
                                 Pte Ltd.              Land Transport Authority
                                 8 Shenton Way         251 North Bridge Road
                                 #38-03 Treasury Bldg  Singapore 179102
                                 Singapore 068811


Mr. Lim Siong Guan Board Member  Temasek Holdings      Permanent Secretary         Singapore
                                 Pte Ltd.              Public Service Division
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #47-01 Treasury Building
                                 Singapore 068811      Singapore 068811



                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP

Dr. Michael
Y O Fam            Board Member  Temasek Holdings      Chairman                    Singapore
                                 Pte Ltd.              Fraser & Neave Ltd.
                                 8 Shenton Way         438 Alexandra Road
                                 #38-03 Treasury Bldg  #21-00 Alexandra Point
                                 Singapore 068811      Singapore 119958


Mr. Peter Chen Min
Liang              Board Member  Temasek Holdings      Chairman                    Singapore
                                 Pte Ltd.              Shell Singapore
                                 8 Shenton Way         50 Raffles Place
                                 #38-03 Treasury Bldg  #44-00 Shell Tower
                                 Singapore 068811      Singapore 048623


Mr. Quek Poh Huat  President     Temasek Holdings      President                   Singapore
                                 Pte Ltd.              Temasek Holdings Pte Ltd.
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                 Singapore 068811      Singapore 068811


Mr. Quek Chee Hoon Executive     Temasek Holdings      Executive Vice President    Singapore
                   Vice          Pte Ltd.              Temasek Holdings Pte Ltd.
                   President     8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #38-03 Treasury Building
                                 Singapore 068811      Singapore 068811

                                                       PRESENT PRINCIPAL
NAME               POSITION      BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP

Mrs. Janet Seow    Company       Temasek Holdings      Company Secretary/          Singapore
                   Secretary/    Pte Ltd.              Vice President
                   Vice          8 Shenton Way         Temasek Holdings Pte Ltd.
                   President     #38-03 Treasury Bldg  8 Shenton Way
                                 Singapore 068811      #38-03 Treasury Bldg
                                                       Singapore 068811


